William HILL
Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

4 January 2004

SEC No. 82-34679


05005249

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  December 1st, 3rd, 7th, 14th, 16th, 17th, 20th, 22nd, 29th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Helen Grantham
Company Secretary & General Counsel

Encs.

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:8438F
William Hill PLC
01 December 2004

1 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 30 November it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 519.00 pence per share. The highest price and lowest price paid for these shares were 519.00 pence and 519.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,636,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Adoption of IFRS

RNS Number:9698F
William Hill PLC
03 December 2004

WILLIAM HILL PLC

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2002 the EU determined that all listed companies should prepare their consolidated financial statements in accordance with a common set of accounting standards for financial years beginning on or after 1 January 2005. This initiative is intended to aid comparisons in company performance and is part of a wider effort to create an efficient capital market throughout the EU. The EU legislated that the common set of accounting standards that companies should report under are those standards (known collectively as International Financial Reporting Standards ('IFRS')) set by the International Accounting Standards Board, subject to their formal adoption by the European Commission.
This announcement outlines the likely impact of IFRS on the preparation of consolidated results for William Hill PLC ('William Hill' or 'the Group') and the timetable for adoption by the Group of the new financial reporting regime.

KEY POINTS

- The Group will continue to report in accordance with UK generally accepted accounting principles ('UK GAAP') for the 52 week period ending 27 December 2005, although supplementary information prepared in accordance with IFRS will also be provided

- The Group will adopt IFRS as the primary basis for reporting for the 52 week period ending 26 December 2006

- The Group does not expect the adoption of IFRS to have a material impact on the reporting of financial performance as compared to

results prepared in accordance with UK GAAP

- The Group anticipates no adverse impact to its tax affairs or banking arrangements resulting from the transition to reporting in accordance with IFRS

TIMETABLE FOR ADOPTION OF IFRS

William Hill will be required to prepare its consolidated financial statements in accordance with IFRS for accounting periods starting on or after 1 January 2005.

The Group's normal accounting reference period is calculated based on a 52 week trading period rather than the calendar year and, therefore, the first accounting reference period for which the adoption of IFRS will be mandatory is the 52 week period ending 26 December 2006. Consequently, the Group will continue to report under UK GAAP for the 52 week period ending 27 December 2005 but will provide supplementary information prepared in accordance with IFRS and a reconciliation between the UK GAAP and IFRS information. Earlier adoption of IFRS as the primary basis of reporting is not permissible under the relevant Statutory Instrument.

IMPACT OF IFRS ON THE GROUP'S FINANCIAL RESULTS

We detail below the principal areas in which the adoption of IFRS is expected to impact earnings and the presentation of results.

Based on preliminary work, the Group does not expect any of the following adjustments, either individually or in the aggregate, to impact materially the earnings of the Group. However, in order to comply with the new accounting guidance, the presentation of information within the financial statements will be different to that set out in the financial statements prepared under UK GAAP. The Group is expecting to amend its recognition and/or presentation of revenues and/or costs in each of the following areas:

- Share based payments
- Holiday pay
- Deferred tax
- Pensions
- Associates
- Dividends

In addition, the Group expects to amend its balance sheet presentation in respect of the costs of buying or creating software and as regards hedge accounting for interest rate derivatives.

The Group will also take advantage of the exemption included in IFRS 1

'First-time adoption of IFRS' not to revisit its acquisition accounting in respect of historic transactions. The Group has chosen to take advantage of this exemption for transactions completed prior to 30 December 2003.

TIMETABLE FOR FUTURE DISCLOSURES IN RESPECT OF IFRS

The bases under which the Group expects to prepare future results statements are as follows:

- Report and accounts for the 52 weeks ending 28 December 2004 (sent to shareholders in April 2005) will be prepared in accordance with UK GAAP and will include supplementary information prepared in accordance with IFRS and a reconciliation between results under the two bases

- Interim results for the 26 weeks ended 28 June 2005 (scheduled to be announced on 2 August 2005) will be produced in accordance with UK GAAP and will include supplementary information prepared in accordance with IFRS and a reconciliation between results under the two bases

- Report and accounts for the 52 weeks ending 27 December 2005 will be produced in accordance with UK GAAP and will include supplementary information prepared in accordance with IFRS and a reconciliation between results under the two bases

- Interim results for the 26 weeks ended 27 June 2006 will be produced in accordance with IFRS and will include supplementary information prepared in accordance with UK GAAP

Enquiries:

Tom Singer, Group Finance Director 020 8918 3910

END
MSCQKBKPABDDPBK

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:0798G
William Hill PLC
07 December 2004

7 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6 December it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 518.85 pence per share. The highest price and lowest price paid for these shares were 525.25 pence and 517.75 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,336,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUNVNRSKRURAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:3492G
William Hill PLC
14 December 2004

14 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 13 December it purchased 125,000 of its ordinary shares of 10 pence each at an average price of 540.00 pence per share. The highest price and lowest price paid for these shares were 540.00 pence and 540.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,211,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRSNRUAAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:4626G
William Hill PLC
16 December 2004

16 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 15 December it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 550.00 pence per share. The highest price and lowest price paid for these shares were 550.00 pence and 550.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 395,011,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUVRBRSARUAAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:5253G
William Hill PLC
17 December 2004

17 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16 December it purchased 375,000 of its ordinary shares of 10 pence each at an average price of 547.50 pence per share. The highest price and lowest price paid for these shares were 548.00 pence and 547.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 394,636,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUNRBRSSRUAAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Transaction in Own Shares

RNS Number:5855G
William Hill PLC
20 December 2004

20 December 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 17 December it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 541.375 pence per share. The highest price and lowest price paid for these shares were 545.00 pence and 538.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 394,336,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUBRBRSWRUAAA

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Directorate Change

RNS Number:7369G
William Hill PLC
22 December 2004

22.12.04

WILLIAM HILL PLC

BOARD APPOINTMENT

NON-EXECUTIVE DIRECTOR

The Board of William Hill PLC is pleased to announce the appointment of David Edmonds CBE as an additional non-executive director with effect from 1 January 2005. Mr Edmonds brings to the board a wide range of experience from both the public and private sector having previously held positions as Director General of Telecommunications at Oftel and Managing Director, Group Central Services, at the National Westminster Group. He is currently Chairman of NHS Direct and holds a number of non-executive roles in the public and private sector.

Charles Scott, Chairman, commented:

'I am delighted to welcome David Edmonds to William Hill. His experience in both the public and private sector make him an excellent addition to the board.'

Notes:

David Edmonds is currently a non-executive director of Hammerson Plc and Wincanton plc and in the 5 years prior to this announcement he has held no other directorships in publicly quoted companies.

There are no relevant details to disclose in respect of David Edmonds under

paragraph 6.F.2(b) to (g) of the Listing Rules of the UK Listing Authority.

Enquiries:

Charles Scott, Chairman 020 8918 3910
Deborah Spencer, Brunswick 020 7404 5959

END
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Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Holding(s) in Company

RNS Number:8680G
William Hill PLC
29 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares Held	Management Company	Nominee/Registered Name
12,700	FIA(K)L	STATE STREET HONG KONG Total
933,400	FII	BANK OF NEW YORK EUROPE LDN Total
936,968	FII	JP MORGAN, BOURNEMOUTH Total
110,200	FIJ	MASTER TRUST BANK OF JAPAN Total
35,600	FIL	BANK OF NEW YORK BRUSSELS Total
2,600	FIL	BNP PARIBAS, PARIS (C) Total
302,952	FIL	BROWN BROS HARRIMN LTD LUX Total

274,460	FIL	JP MORGAN, BOURNEMOUTH Total
328,000	FIL	NATIONAL ASTL BK MELBOURNE Total
139,400	FIL	NORTHERN TRUST LONDON Total
79,572	FIL	STATE STR BK AND TR CO LNDN (S Total)
22,868,924	FISL	JP MORGAN, BOURNEMOUTH Total
10,492,549	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
6,698,890	FMRCO	JP MORGAN CHASE BANK Total
333,186	FMRCO	MELLON BANK N.A. Total
107,700	FMRCO	NORTHERN TRUST LONDON Total
750,900	FMRCO	STATE STREET BANK AND TR CO Total
112,800	FMTC	BANK OF NEW YORK Total
486,500	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
161,000	FMTC	JP MORGAN CHASE BANK Total
4,100	FMTC	MORGAN STANLEY AND CO INC Total
234,100	FMTC	NORTHERN TRUST CO Total
605,280	FMTC	STATE STREET BANK AND TR CO Total
2,845,798	FPM	BANK OF NEW YORK BRUSSELS Total
101,700	FPM	BANK OF NEW YORK EUROPE LDN Total
181,200	FPM	BANKERS TRUST LONDON Total
10,600	FPM	CHASE MANHATTAN LONDON Total
80,200	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total)
330,700	FPM	CITIBANK LONDON Total
104,700	FPM	CLYDESDALE BANK PLC Total
9,200	FPM	DEXIA PRIVATBANK Total
478,900	FPM	JP MORGAN, BOURNEMOUTH Total
722,900	FPM	MELLON BANK Total
90,600	FPM	MIDLAND SECURITIES SERVICES Total
25,300	FPM	NORDEA BANK AB Total
3,600,851	FPM	NORTHERN TRUST LONDON Total
1,523,967	FPM	STATE STR BK AND TR CO LNDON (S Total)
56,118,397		Grand Total Ordinary Shares

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

Not Stated

11. Date company informed

23rd December 2004

12. Total holding following this notification

56,118,397

13. Total percentage holding of issued class following this notification

14.06%

14. Any additional information

None

15. Name of contact and telephone number for queries

Helen Grantham, 020 8918 3769

16. Name and signature of authorised company official responsible for making this notification

Helen Grantham, Company Secretary

Date of notification

29th December 2004

....

The FSA does not give any express or implied warranty as to the accuracy of this

document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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